UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                          Rentrak Corporation
                           (Name of Issuer)
                COMMON STOCK, .001 PAR VALUE PER SHARE
                       (Title of Class of Stock)

                               760174 2
                            (CUSIP Number)

                           David K. Thompson
           Senior Vice President - Assistant General Counsel
                       Disney Enterprises, Inc.
           500 South Buena Vista Street, Burbank, CA  91521
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             July 14, 1998
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 <page 1>


SCHEDULE 13D

CUSIP No. 760174 2

1    NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON
     Disney Enterprises, Inc., a wholly owned subsidiary of The Walt Disney Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     1,543,203 shares

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER
     1,543,203 shares

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,543,203 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.3%

14   TYPE OF REPORTING PERSON*
     CO

                                                                 <page 2>


This Amendment No. 1 amends the Statement on Schedule 13D, dated
January 9, 1998, of Disney Enterprises, Inc., a Delaware corporation (the "Company").


Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Rentrak
Corporation, an Oregon corporation (the "Issuer"). The Issuer's principal executive offices are located at 7700 N.E. Ambassador Place, Portland, Oregon 97220.

Item 2.  Identity and Background.

The Company is a Delaware corporation. The Company, a wholly owned subsidiary of The Walt Disney Company ("TWDC"), is a diversified international entertainment company with operations in three business segments: creative content, broadcasting, and theme parks and resorts. The address of the principal office of the Company is 500 South Buena Vista Street, Burbank, California 91521. The information required with respect to the executive officers and directors of the Company and TWDC is attached as Exhibit A.

Neither the Company nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is to subject the Company or any person listed in Exhibit A to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

On July 22, 1994, the Issuer granted to the Company warrants to purchase an aggregate of 2,673,750 shares of Common Stock at $7.13 per share (the "Warrants"). The Warrants vest over time and only in accordance with certain milestones. As a result of having missed certain milestones and the triggering of certain anti-dilution provisions, the aggregate number of shares currently subject to the Warrants is 2,043,203, of which 1,543,203 will be vested within 60 days of July 14, 1998, and the exercise price is $6.58.

It is presently anticipated that, if the Warrants were exercised, the funds required to pay the exercise price would be provided from general corporate funds of the Company.

Item 4.  Purpose of Transaction.

The Company acquired the Warrants for the purpose of investment. The Company has no present intention to exercise the Warrants in whole or in part.

                                                                 <page 3>


Except as described above, the Company does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) As of July 14, 1998, the Company owns Warrants the vesting of which shall occur within 60 days from such date representing approximately 12.3% of the outstanding shares of Common Stock of the Issuer. The number of outstanding shares is 11,006,224 shares as of June 1, 1998 plus the 1,543,203 shares subject to the Warrants (included pursuant to Rule 13d-3 of the Act). For purposes of computing the percentage beneficial ownership of the Company, the total number of shares of Common Stock considered to be outstanding is 12,549,427.

(b) Upon exercise of the vested Warrants, the Company would acquire sole voting and dispositive power with respect to 1,543,203 shares of Common Stock.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer and the Company entered into a Warrant Agreement, dated as of July 22, 1994 (the "Warrant Agreement"), whereby the Issuer granted to the Company warrants to purchase an aggregate of 2,673,750 shares of Common Stock at $7.13 per share (the "Warrants"). The Warrants vest over time and only in accordance with certain milestones. As a result of having missed certain milestones and the triggering of certain anti-dilution provisions, the aggregate number of shares currently subject to the Warrants is 2,043,203, of which 1,543,203 shares will be vested within 60 days of July 14, 1998, and the exercise price is $6.58. The Warrant Agreement was filed previously as Exhibit B to Schedule 13D dated January 9, 1998.

The Warrant Agreement contains antidilution provisions pursuant to which the number of warrants and exercise price thereof may adjust due to certain actions of the Issuer including, but not limited to, stock dividends, subdivisions and reclassifications, and certain other dividends and distributions.

In addition, the Warrant Agreement contains registration rights which allow the holder of Warrants or shares of Common Stock received upon exercise of Warrants to request that the Issuer use its best efforts to effect the registration of the shares of Common Stock received upon exercise of Warrants on the terms and conditions set forth in the Warrant. The Issuer is not required to effect a registration unless at least 25% of the common stock subject to the Warrants

                                                                 <page 4>

is to be registered in such registration. The holders shall be entitled to three such requests. The Warrant Agreement also contains incidental registration allowing the holder of Warrants, in certain circumstances, to include shares of Common Stock received upon exercise of Warrants in a registration planned by the Issuer.

Except as otherwise disclosed in this Amendment No. 1 to Schedule 13D, neither the Company nor any executive officer or director listed in Exhibit A has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A --   Executive officers and directors of Disney Enterprises,
               Inc. and its parent, The Walt Disney Company.


                                                                 <page 5>


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              DISNEY ENTERPRISES, INC.


                              By:  /s/ David K. Thompson
                                  --------------------------
                                   David K. Thompson
                                   Senior Vice President
                                   Assistant General Counsel




Dated:  July 14, 1998


                                                                 <page 6>


                             EXHIBIT INDEX



EXHIBIT              TITLE                                             PAGE
-------              -----                                             -----


Exhibit A            Executive officers and directors of
                     Disney Enterprises, Inc. and its parent, The
                     Walt Disney Company

                                                                    <page 7>


                               EXHIBIT A

                   Executive Officers and Directors
                                  of
                       Disney Enterprises, Inc.
                                  and
                        The Walt Disney Company

     Each person listed below is a United States citizen with a business address at 500 South Buena Vista Street, Burbank, California 91521.

NAME                     PRESENT PRINCIPAL OCCUPATION

Michael D. Eisner        Chairman of the Board and Chief Executive
                         Officer and Director - The Walt Disney Company

Roy E. Disney            Vice Chairman of the Board and Director - The Walt
                         Disney Company

Sanford M. Litvack       Senior Executive Vice President and Chief
                         of Corporate Operations and Director - The Walt
                         Disney Company; President - Disney Enterprises, Inc.

Thomas O. Staggs         Executive Vice President and Chief Financial
                         Officer - The Walt Disney Company

Peter E. Murphy          Executive Vice President and Chief Strategic
                         Officer - The Walt Disney Company

John F. Cooke            Executive Vice President - Corporate Affairs -
                         The Walt Disney Company and Disney Enterprises, Inc.

Louis M. Meisinger       Executive Vice President and General Counsel -
                         The Walt Disney Company and Disney Enterprises, Inc.

David K. Thompson        Senior Vice President-Assistant General Counsel
                         and Assistant Secretary - The Walt Disney Company and Disney Enterprises, Inc.; Director - Disney
                         Enterprises, Inc.

Marsha L. Reed           Corporate Secretary - The Walt Disney Company
                         and Disney Enterprises, Inc.; Director - Disney
                         Enterprises, Inc.


                                                                    <page 8>

Reveta Franklin Bowers   Director - The Walt Disney Company

Judith Estrin            Director - The Walt Disney Company

Ignacio E. Lozano, Jr.   Director - The Walt Disney Company

George J. Mitchell       Director - The Walt Disney Company

Gary L. Wilson           Director - The Walt Disney Company

Stanley P. Gold          Director - The Walt Disney Company

Thomas S. Murphy         Director - The Walt Disney Company

Leo J. O'Donovan S.J.    Director - The Walt Disney Company

Irwin E. Russell         Director - The Walt Disney Company

Raymond L. Watson        Director - The Walt Disney Company

Richard A. Nunis         Director - The Walt Disney Company

Sidney Poitier           Director - The Walt Disney Company

Robert A.M. Stern        Director - The Walt Disney Company

E. Cardon Walker         Director - The Walt Disney Company

                                                                     <page 9>